Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Pricing Supplement No. 170
dated January 5, 2007

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes
Amendment No. 1 to Pricing Sheet – January 23, 2007
Capital Protected Notes due July 29, 2011
Based on the Value of a Basket of Three Equity Indices and a Commodity Index

Issue Price	:	$10 per Capital Protected Note

Stated Principal Amount	:	$10 per Capital Protected Note

Aggregate Principal Amount	:	$5,172,000

Initial Basket Value	:	10

Basket Indices		Percentage Weightings	Initial Index Closing Value on Basket Setting Date	Multiplier
S&P 500® Index	:	33.3333%	1427.99	0.002334260
Dow Jones –AIG Commodity IndexSM’	:	33.3333%	164.88	0.020216521
Nikkei 225 Index	:	16.6667%	17,507.40	0.000095194
MSCI EAFE Index®	:	16.6667%	2,102.99	0.000792681

Basket Setting Date	:

The Basket Setting Date for the S&P 500® Index and the Dow Jones–AIG Commodity IndexSM is January 23, 2007 and the Basket Setting Date for MSCI EAFE Index® and the Nikkei 225 Index will be January 24, 2007.

Participation Rate	:	100%

Determination Date	:	July 20, 2011

Pricing Date	:	January 23, 2007

Original Issue Date (Settlement Date)	:	January 30, 2007

Listing	:	None

CUSIP	:	61750V733

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commission	:	$0.20 per Capital Protected Note

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “500®” and “S&P 500 Index®” are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. The Capital Protected Notes based on the S&P are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Capital Protected Notes.

“Dow Jones,” “AIG®” “Dow Jones AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, as the case may be, and have been licensed for use for certain purposes by Morgan Stanley. The Capital Protected Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in the Capital Protected Notes. Dow Jones, AIG-FP and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley of the right to use the Dow Jones AIG Commodity IndexSM, which is published by Dow Jones, in connection with certain securities, including the Capital Protected Notes.

“Nikkei 225® Index” is a trademark of Nihon Keizai Shimbun, Inc. and has been licensed for use by Morgan Stanley.

“MSCI EAFE IndexSM” is a trademark of Morgan Stanley Capital International and has been licensed for use by Morgan Stanley. The Capital Protected Notes are not sponsored, endorsed, sold or promoted by MSCI and MSCI makes no representation regarding the advisability of investing in the Capital Protected Notes.

“Capital Protected Notes” is our service mark.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC website at www.sec.gov as follows:

Preliminary Pricing Supplement No. 170 dated January 5, 2007
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006